SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  July 8, 2008

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated July 4, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

 “James E. Sinclair”

Date:   July 8, 2008

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - July 04, 2008

Drill Program at Tanzanian Royalty’s Kigosi Project Yields

New Discovery With High Grade Gold Values

Tanzanian Royalty is pleased to announce that all assay results have been received from the Phase 6 Reverse Circulation (RC) drill program at Kigosi which was completed on June 3, 2008.

The Kigosi drill program continues to generate near-surface, high grade gold values in previously established gold shoots, along with some of the best grades reported to date in new IP/soil anomalies northeast of the Luhwaika area. Among the exceptional gold values reported from this new target area was 3.0 metres grading 22.24 g/t (0.64 oz/t) and 1.0 metre averaging 66.06 g/t (2.0 oz/t).

According to James E. Sinclair, Chairman and CEO, “The new target area adds an entirely new dimension to Kigosi which we intend to advance aggressively in the coming year. As an added bonus, it is highly encouraging to see a continuation of the high grade gold values we are encountering on other parts of the property which I feel is a testament to Kigosi’s bulk tonnage potential.”

The Phase 6 drill program consisted of 93 holes aggregating 5,933 metres, bringing the total drilled metres at Kigosi to 23,226 in 471 holes.  Drilling was conducted along nine control lines, with a central baseline having a strike length of 2.8 kilometres.

Tanzanian Royalty President, John Deane states: “We are particularly encouraged by these initial results on the new targets that were drilled.  It confirms our belief that Kigosi represents another large gold belt in the Lake Victoria Goldfields of Tanzania.”

The objective of this sixth phase of drilling was to conduct some infill drilling along the drilled-out part of the Luhwaika Main and West Reef systems in order to confirm the continuity of high grade gold shoots tested in previous drill phases.

Due to heavy rains, limited access was available so the Company also drilled three new IP/soil targets 200 metres, 600 metres and 1,300 metres to the northeast of the Luhwaika Main shoot which have a similar trend to Luhwaika Main. Hole spacing was 30 metres. A summary of the better results is presented in the table below:

Hole No	From (m)	To (m)	Intercept (m)	Gold g/t	Including	Comments
Line 1510N
KG20RC-379	66	67	1	5.90		Albatross Shoot
KG20RC-380	90	91	1	1.83		Edge of Albatross Shoot
KG20RC-381	106	107	1	*0.77		Albatross Shoot
KG20RC-382	120	123	3	4.37	1m @ 12.23	Albatross Shoot
Line 1850N
KG20RC-387	78	80	2	1.27		West Zone
KG20RC-388	73	77	4	1.78	2m @ 3.09	New Zone
Line 2350N
KG20RC-408	8	13	5	1.16	1m @ 3.66	Falcon Shoot
KG20RC-409	16	21	5	1.11	1m @ 3.77	Falcon Shoot
KG20RC-411	38	40	2	3.27		Goshawk Shoot
KG20RC-412	44	50	6	1.89	1m @ 9.11	Goshawk Shoot
KG20RC-413	57	59	2	2.45		Goshawk Shoot
KG20RC-414	69	71	2	5.17	1m @ 9.90	Goshawk Shoot
KG20RC-416	2	4	2	1.07		Gravel
KG20RC-416	95	97	2	5.29	1m @ 9.68	Bateleur Shoot
KG20RC-417	2	4	2	7.72	1m @ 14.70	Gravel
KG20RC-417	107	110	3	2.68	1m @ 8.70	Bateleur Shoot
Line 2750N
KG20RC-398	0	1	1	3.42		Gravel
Line 3050N
KG20RC-441	42	43	1	1.03		New IP/Soil target
KG20RC-457	2	4	2	5.04		New IP Soil target – gravels
KG20RC-462	28	31	3	22.24	1m @ 66.06	New IP/Soil target
KG20RC-463	63	64	1	4.44		New IP/ Soil target
Line 3250N
KG20RC-434	39	40	1	1.29		New IP/Soil target
Line 4100N
KG20RC-453	12	13	1	2.76		New IP/Soil target
* Duplicate run: 2.46g/t.

The above intersections are estimated to be very close to true thicknesses with all the drill inclinations being -60 degrees and the dip of the reef being -22 degrees.  All holes are drilled perpendicular to the assumed strike of the reef(s).

The infill drilling on Luhwaika Main and West reefs has allowed the Company to interpret the high grade shoots as steepening in pitch towards the northwest. This target is now too deep for the Company’s in-house RC rig to test and drill tender documents for deeper RC holes have been submitted to all the current drilling companies operating in East Africa. This drilling will hopefully be achieved during the current dry season.

The seventh phase of in-house RC drilling commenced on July 2nd. This phase will include a continuation of infill drilling on the Luhwaika Main and West reefs in areas inaccessible during the wet season. Approximately 10 holes are planned. The rig will then continue drilling out the new IP/soil anomalies to the northeast of Luhwaika. Sixteen holes are planned in these two areas.

The next target is the Igunda artisanal workings some 2.5 kilometres to the southeast of the Luhwaika prospect area. These workings have a strike length of 300 metres and represent a steeply dipping high grade quartz vein (with grab samples up to 50.32g/t gold). IP and soils suggest that this zone extends for approximately 1 kilometre with the possibility of a second zone existing. In total, 120 RC holes have been planned for this area.

A first phase RAB (rotary air blast) program has also been planned for August to test other IP/Soils targets in the larger Luhwaika-Igunda area. This drilling is designed to test shallow CBI (cover/bedrock interface) holes to test the IP and soil anomalies and to basically generate critical geological data. Approximately 700 holes have been planned along 20 line kilometres aggregating some 7,000 metres of drilling.

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratories in Mwanza. Blanks, Duplicates and Standards were inserted in the sample stream approximately every 20 samples. One batch of blanks returned unfavourable results with the entire batch being outside the acceptable limit for blanks, ranging from 0.03 to 0.12 g/t Au. The duplicates have a correlation coefficient of 58.77%, which is accounted for by the large nugget effect within the sampling. The high value of 66.06 g/t returned a duplicate of 13.90g/t. If this sample is taken out of the statistics, the correlation increases to 87.85%.   2% of the standards fall outside the acceptable 3rd standard deviation. Due to the large nugget effect at Kigosi, to validate the assay results 95% of the high gold samples have been submitted to ALS Chemix lab in Johannesburg, South Africa as an umpire check. This test is currently in progress. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis.

Qualified Person

The technical information contained in this document has been reviewed and approved by John Deane, President, Tanzanian Royalty Exploration Corporation Limited, a qualified person as defined by NI 43-101. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for a more information concerning these risks, uncertainties, and other factors.